Exhibit 12.1

VALMONT INDUSTRIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

Twenty-six weeks
ended June 26, 2004

Fixed charges, as defined Interest Expense	6,465
Interest component of non-cancelable lease rent (1)	1,823

Total fixed charges (A)	8,288

Earnings, as defined:
Pretax income before minority interest and equity in nonconsolidated subsidiaries	14,868
Fixed Charges — from above	8,288

Total earnings and fixed charges (B)	23,156

Ratio of earnings to fixed charges (B/A)	2.79

(1)	Computed as one-third of non-cancelable lease rent

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